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T315

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47309

SEC RECEIVED PROCESSING FEB 28 2002 WASH. D.C. 365 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Great American Advisors, Inc.

OFFICIAL USE ONLY
036451
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Vine Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul R. Ohlin — 513-412-1869 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

250 East Fifth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul R. Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

NOTARIAL SEAL
STATE OF OHIO

MICHAEL L. MALONE
Notary Public, State of Ohio
My Commission Expires 06-19-06

Signature

Treasurer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great American Advisors, Inc.

Financial Statements and Supplemental Schedule

Year ended December 31, 2001

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Schedule

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 8

Exhibit

Exhibit A – Report on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3 9



Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Phone: (513) 621-6454
www.ey.com

Report of Independent Auditors

Board of Directors
Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc., a wholly owned subsidiary of Great American Financial Resources, Inc., as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$106,717
Short term investments	834,294
Receivable from broker-dealers and clearing organization	19,849
Deposit with clearing organization	100,000
Common stock held, at market	
Securities held – not readily marketable	20,100
Commissions receivable	447,029
Receivable from registered representatives	40,374
Prepaid expenses	83,344
Other assets	46,344
Computer equipment, software, furniture and fixtures (net of accumulated depreciation and amortization of $250,828)	27,806
Total assets	$1,725,857
LIABILITIES & STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$616,297
Accrued expenses	79,701
Payable to affiliates	53,017
Total liabilities	749,015
Stockholder's Equity:	
Common stock, $10 par value	1,000
- 750 shares authorized	
- 100 shares issued and outstanding	
Additional paid-in capital	124,000
Retained earnings	851,842
Total stockholder's equity	976,842
Total liabilities and stockholder's equity	$1,725,857

See notes to financial statements

GREAT AMERICAN ADVISORS, INC.
Statement of Income
Year Ended December 31, 2001

REVENUES	
Commission and distribution fee income	$18,791,061
Interest income	84,958
Total revenues	18,876,019
EXPENSES	
Commission and related expenses	15,000,661
Marketing expenses	112,005
Clearing and brokerage related expenses	254,137
Salary and benefits expense	2,303,839
Other expenses	1,203,011
Total expenses	18,873,653
Income before income taxes	2,366
Income tax expense	(828)
Net income	$ 1,538

See notes to financial statements

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning and end of year	$ 124,000
RETAINED EARNINGS	
Balance at beginning of year	$1,745,304
Dividends paid	(895,000)
Net income	1,538
Balance at end of year	$ 851,842

See notes to financial statements

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,538
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	32,345
Changes in operating assets & liabilities:	
Cash invested with and other amounts due from clearing broker/dealer	(692)
Common stock held at cost	26,637
Commissions receivable	485,941
Receivable from registered representatives	(6,608)
Receivable from affiliates	0
Prepaid and other assets	(107,504)
Commissions and trade accounts payable	(345,020)
Payable to affiliates	(577,196)
Net cash used in operating activities	(490,559)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend paid	(895,000)
Net cash used in Financing Activities	(895,000)
NET DECREASE IN CASH AND SHORT TERM INVESTMENTS:	(1,385,559)
Cash and short term investments at beginning of year	2,326,570
Cash and short term investments at end of year	$941,011
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Income tax payments (paid to parent)	$438,437

See notes to financial statements

GREAT AMERICAN ADVISORS, INC.
Notes to the Financial Statements
December 31, 2001

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was created on December 10, 1993, as a wholly owned subsidiary of Great American Financial Resources, Inc. ("GFR"). GFR is an indirect subsidiary of American Financial Group, Inc. ("AFG"). At December 31, 2001, AFG and its subsidiaries owned 83% of GFR's common stock.

The Company was initially capitalized in March 1994, and was admitted to the National Association of Securities Dealers ("NASD") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer in December 1995 and clears customer transactions on a fully disclosed basis through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation.

B. Significant Accounting Policies

Security transactions and related revenues and expenses are recorded in the accounts on the trade date.

The Company has capitalized the cost of software that has been developed to facilitate the broker/dealer business. This cost is reported net of accumulated amortization. Software is amortized on a straight-line basis over its estimated useful life.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives. The useful lives range from 18 to 36 months.

The Company occasionally takes ownership of investment securities due to failure to pay by a customer or an error in consummating customer trades. Securities owned as a result of such occurrences are valued at market with any unrealized gains and losses included in income as a component of commission revenues.

Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

C. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $250,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1500% of its net capital. At December 31, 2001, the Company had net capital of $722,339, which was $472,339 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 104%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as sole underwriter for variable annuity contracts sold by an affiliated life insurance company. Included in commission income is $9,072,967 of commissions received from the life insurer for sales of variable annuities, 58% of which were paid to other broker/dealers as commission. The Company also sells fixed annuity policies provided by affiliated life insurance companies. During 2001, the Company received commissions of $1,470,431 on the sale of these policies.

The Company is charged for voice and desktop services from AFG monthly. These charges represent normal maintenance costs for the related services. These charges amounted to $51,300 for 2001.

E. Income Taxes

The Company is included in AFG's consolidated federal income tax return. Under a tax allocation agreement with AFG, the Company computes its income taxes as if it had filed tax returns on the same basis as for financial reporting purposes. The tax liability payable of $828 is due to AFG and is included in payables to affiliates.

F. Exemption from Rule 15c3-3

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

G. Commitments and Contingencies

In the normal course of business the Company is a party to certain legal matters. Management is of the opinion the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Supplemental Schedule

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2001

NET CAPITAL	
Stockholder's equity	$ 976,842
Less non-allowable assets:	
Receivable from clearing broker/dealer not qualifying for net capital	(19,849)
Receivable from registered representatives	(40,374)
Prepaid expenses and other assets not qualifying for net capital	(129,688)
Computer equipment, software, furniture and fixtures not qualifying for net capital	(27,806)
Securities not readily marketable	(20,100)
Haircuts on securities held	(16,686)
Net Capital	$ 722,339
AGGREGATE INDEBTEDNESS	
Commissions payable and accrued expenses	$ 695,998
Payable to affiliates	53,017
Total aggregate indebtedness	$ 749,015
REQUIRED NET CAPITAL	
NASD required net capital (6 2/3% of aggregate indebtedness or $250,000; whichever is greater)	$ 250,000
EXCESS NET CAPITAL	
Net capital	$ 722,339
Required net capital	250,000
Excess net capital	$ 472,339
RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL	
Aggregate indebtedness	$ 749,015
Net capital	722,339
Ratio	104%

There are no material differences between the above computation and the Company's computation included in Part IIA of Form X-17A-5 filed as of December 31, 2001.

The Company is exempted from the requirements of Rule 15c3-3 under the exemptions listed in Rule 15c3-3 (k) (2) (ii).

Exhibit



■ Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

■ Phone: (513) 621-6454
www.ey.com

Exhibit A

Great American Advisors, Inc.

Report on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3

Report of Independent Auditors

Board of Directors
Great American Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Great American Advisors, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2002